HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
MICHAEL G. KEELEY
DIRECT DIAL: 214-468-3345 EMAIL: mkeeley@hunton.com

September 10, 2008

Via EDGAR TRANSMISSION

Mr. Matt McNair
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:	T Bancshares, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2008
and Documents Incorporated by Reference
File No. 333-152622

Ladies and Gentlemen:

On behalf of our client, T Bancshares, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) by EDGAR transmission the above-referenced Amendment No. 1 to Form S-1.

This filing incorporates information in response to the Commission’s comment letter, dated August 25, 2008. Those comments are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment.

Form S-1

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

In accordance with Rule 3-12 of Regulations S-X, the financial information contained within and incorporated into the prospectus has been updated to reflect information as of June 30, 2008.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO SINGAPORE WASHINGTON
www.hunton.com

September 10, 2008

Prospectus Cover Page

2.	Revise this section to indicate the latest date that the offering can be extended.

In accordance with this comment, the latest date to which the offering period can be extended has been disclosed on the cover page of the prospectus and in the appropriate sections in the prospectus.

Questions and Answers

Will our directors participate in the rights offering?, page ii

3.
Please revise to clarify whether the directors are under any obligation to participate in the offering and disclose their current holdings of the company’s securities. In addition, disclose management’s (the officers’) holdings and disclose their current intentions with regard to participating in the offering.

The Company has revised page ii of the prospectus in accordance with this comment.

Can our board of directors extend, cancel, or amend the rights offering?, page iii

4.
Please clarify whether investors will receive a full refund of their subscription payment should the board determine to cancel the rights offering or whether any expenses or other amounts will first be deducted.

The Company has revised page iii of the prospectus and throughout the prospectus to disclose that subscription payments will be refunded without interest or deduction for expenses in the event the board cancels the rights offering.

Prospectus Summary

5.	Revise to update this section through June 30, 2008 and expand the Recent Developments section, as appropriate, to discuss any material trends or events that have occurred since June 30, 2008.

The Company has determined that, at this time, there are no material trends or events required to be disclosed in the prospectus other than those disclosed in the prior filing.

September 10, 2008

Risk Factors

General

6.	The risk factor discussion must immediately follow the summary section. Refer to Item 503(c) of Regulation S-K. Please revise.

As discussed with the staff of the Commission, the selected financial data is a part of the summary section. The table of contents of the prospectus lists the financial data separately for ease of review by the reader of the prospectus. Therefore, the Company believes that the placement of the risk factors in the previously filed registration statement complied with Item 503(c) of Regulation S-B.

7.
We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. You must disclose all risks that you believe are material at this time. Therefore, please either delete that reference or expand the concept into a separate risk factor.

The introductory paragraph has been revised in accordance with the comment.

8.
The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer assurances. For example, you state on page 15 that you cannot assure investors that an active market for your shares will exist in the future. Instead of stating the company’s inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

In accordance with this comment, references to the Company’s inability to offer assurances have been removed. The material risks posed by each uncertainty are addressed. In addition, the Company has included additional risk factors and revised others to more specifically describe the most significant risk factors associated with an investment in the Company.

September 10, 2008

Material U.S. Federal Income Tax Consequences, page 31

9.
Please advise us as to whether the discussion in this section is based on an opinion of counsel or otherwise. If no tax opinion was or is to be sought, please disclose and discuss why. If counsel will opine, please disclose that fact and file the opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K. Please note that we may have further comments after reviewing the opinion.

As discussed with the staff of the Commission, the prospectus has been revised to indicate that the Company has not sought and will not seek a tax opinion for the offering. The Company does not believe that a tax opinion will benefit the shareholders due to the various ways the shareholders of the Company hold those shares and the differing tax treatment associated therewith.

Determination of Subscription Price and Opinion of Financial Advisor, page 34

10.
You qualify the summary of the Bank Advisory Group’s opinion in its entirety by referencing the full opinion. It is inappropriate to disclaim responsibility to provide an accurate summary. Please remove the qualifying language.

In response to this comment, the qualifying language has been removed.

11.	Please file the Bank Advisory Group’s opinion as Appendix A.

As discussed with the staff of the Commission, the Company has submitted a draft of the Bank Advisory Group’s opinion to the Commission on September 3, 2005 via e-mail. The Company proposes to receive a final opinion from Bank Advisory Group on or about the date of the final prospectus.

12.
Please disclose whether any compensation has been paid to Bank Advisory Group in the past two years. In addition, disclose any other material relationships that currently exist or may have previously existed with the financial advisor.

The disclosure has been revised to indicate that no compensation has been paid to the Bank Advisory Group in the previous two years and that no other material relationships exist.

Legal Matters, page 37

13.	Upon filing the opinions, please revise the language in this section to reflect that the opinions have been rendered.

We have filed the legality opinion and revised the disclosure on page 37 appropriately.

September 10, 2008

Incorporation of Certain Documents by Reference, page 38

14.
The Form S-1 does not permit incorporation by reference of documents that have not previously been filed with the Commission. Therefore, you cannot incorporate by reference amendments or reports filed for the purpose of updating the descriptions of your common stock or documents filed subsequent to the date of the prospectus. Please revise accordingly. Also, please note that if the prospectus issued more than nine months after the effective date of the registration statement, you will be required to file post-effective amendments to keep the prospectus current in accordance with Section 10(a)(3) of the Securities Act of 1933.

The disclosure on page 38 has been revised to reflect that any amendments updating descriptions of the Company’s common stock are not incorporated into the registration statement.

Undertakings, page II-1

15.	Please include the undertaking required by Item 512(e) of Regulation S-K.

The requested undertaking has been included.

Signature page

16.	Please revise to identify the principal executive officer, principal financial officer and the controller or principal accounting officer as required by Instruction 1 to the Form S-1.

The signature pages have been revised to identify the principal executive officer and the principal financial officer/principal accounting officer.

September 10, 2008

Exhibits

General

17.	We-may have comments with respect to the legality opinion and other exhibits to be filed. Therefore, please file them as soon as possible.

The legality opinion has been filed as exhibit 5.1 to the Registration Statement.

Form 10-KSB, filed March 31,2008

Business

Other Available Information, page 9

18.	Please revise future filings to reflect the SEC’s correct address of 100 F Street, NE, Washington, DC 20549.

The Company will ensure that future filings will be revised in accordance with this comment.

Risk Factors General

19.	Please refer to comment 8 above and confirm that you will comply with that comment in future filings.

The Company will ensure that its risk factors in future filings are consistent with the Commission’s comment on 8 above.

Signature Page

20.
It does not appear that you identify which signatories, if any have been designated as principal executive officer, principal financial officer, or controller or principal accounting officer in the Form 10-K. Consequently, it is difficult to ascertain whether the form’s signature requirement has been satisfied. Please confirm that you will revise future filings accordingly.

The company will ensure that future filings will include specific identifications of the officers signing as principal executive officer, principal financial officer, or controller or principal accounting officer.

September 10, 2008

Exhibits

Exhibits 31.1 & 32.2

21.
Your certifications, both in the 10-KSB and your subsequent Forms 10-Q, include inappropriate modifications. Please confirm that the certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

The Company will ensue that future certifications will be revised to conform to the exact language required in the applicable disclosure standards.

If you have any questions or comments regarding this letter, please contact Michael Keeley at (214) 468-3345 or Peter Weinstock at (214) 468-3397.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley